Exhibit 99.1

Press Release

28th March 2019

Enquiries:

Charlie Brooks	+44 (0) 161 868 8216
Manchester United	charlie.brooks@manutd.co.uk

Karen Shotbolt	+44 (0) 161 868 8427
Manchester United	Karen.shotbolt@manutd.co.uk

Manchester United Announces

Ole gunnar solskjaer as full-time manager

(NYSE: MANU) Manchester United announces that current caretaker manager and former striker, Ole Gunnar Solskjær, has been appointed as the club’s full-time manager on a three-year contract.

Solskjær scored 126 goals in 366 appearances for United between 1996 and 2007 and also managed the club’s reserve team until the end of 2010. He was appointed Caretaker Manager on 19th December 2018 and won his first eight games in charge on the way to an overall record of 14 victories and two draws in 19 games, amassing more Premier League points than any other club during that time.

“From the first day I arrived, I felt at home at this special club,” said Solskjær. “It was an honour to be a Manchester United player, and then to start my coaching career here. The last few months have been a fantastic experience and I want to thank all of the coaches, players and staff for the work we’ve done so far. This is the job that I always dreamed of doing and I’m beyond excited to have the chance to lead the club long-term and hopefully deliver the continued success that our amazing fans deserve.”

Ed Woodward, Executive Vice Chairman, comments: “Since coming in as Caretaker Manager in December, the results Ole has delivered speak for themselves. More than just performances and results, Ole brings a wealth of experience, both as a player and as a coach, coupled with a desire to give young players their chance and a deep understanding of the culture of the club.  This all means that he is the right person to take Manchester United forward. I want to thank Ole and the coaching team for everything they have done so far and congratulate him on this richly deserved appointment. The fans and everyone at the club are behind him as he looks to take us where we need to be and build the next stage of our history.”

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About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 141-year heritage we have won 66 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and match day.